Expedition Leasing, Inc.

23110 SR 54, #346

Lutz, Florida 33549

Phone (813) 833-7525 • Fax (813) 885-5911

August 25, 2006

VIA EDGAR AND FACSIMILE: (202) 772-9209

Ms. Rebekah Toton

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Expedition Leasing, Inc.

Form SB-2

Filed June 30, 2006

File No.: 333-135514

Dear Ms. Toton:

On behalf of Expedition Leasing, Inc. (the “Company”), this letter responds to the comments you provided by letter dated July 27, 2006 regarding the Company’s Registration Statement on Form SB-2. Please be advised that, concurrent with this response, the Company filed Amendment No. 1 to its Registration Statement on Form SB-2 (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith, together with a redline comparison to the Registration Statement on Form SB-2 filed June 30, 2006.

Please note that the review of the Company’s financial statements for the second quarter of 2006 is underway. By an additional amendment to the Registration Statement, the Company will substitute the second quarter’s reviewed financial statements for those currently included in the Registration Statement.

Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Form SB-2

General

1.	We note your statement that the proposed maximum offering price in your calculation of registration fee table is based upon the most recent sales price of the common stock. We further note your statement on the cover page that selling shareholders will offer their shares at privately negotiated prices until your shares are quoted on the OTCBB. However, because there is not yet a market for your common shares you are required to price this offering. Please revise the outside front cover page of the prospectus to include the following language.

“The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.”

Additionally, revise throughout your document to ensure that any reference to shares being offered at market price, is revised to refer to the initial price or range at which you will sell your shares. Finally, your registration fee should be calculated based upon this initial price (or maximum price of the range). Paragraph (o) of Rule 457 does not appear applicable to your proposed transaction, as that paragraph applies to registrations of specific dollar amounts that will be obtained through sales of a fluctuating number of shares. Your offering will be of a fixed number of shares at a specified initial offering price, it appears.

The Company has revised its disclosures throughout the Registration Statement in accordance with the Staff's comment. In particular, please see the outside cover page of the Registration Statement, as well as footnote three to the table entitled “Calculation of Registration Fee.”

Cover

2.	We note your references to the National Association of Securities Dealers OTC Bulletin Board throughout the prospectus. Please revise to refer to the "OTCBB maintained by the NASD." We also note that your statement that the OTCBB is "a regulated provider of pricing and financial information for the over-the-counter (OTC) securities market" does not appear to be a thorough description of how the OTCBB functions nor is it the type of information appropriate to be included on the cover page. Please eliminate these unnecessary details from the cover page.

The Company has revised its disclosure in accordance with the Staff's comment.

Inside Cover Page

3.	Revise to provide the dealer prospectus delivery obligations pursuant to Item 502(b) of Regulation S-B.

The Company has revised its disclosure in accordance with the Staff's comment.

Summary, page 1

4.	Your summary should contain a brief overview of the key aspects of your offering and balanced disclosure about your company. Please expand your disclosure to note the going concern opinion expressed by your auditors, your net loss of ($107,763) from inception through March 31, 2006, the fact that you currently have only three lease vehicles, and that $5000 of the $17,000 in rent revenues collected since inception have been from a related party. Briefly describe the nature of the three leases and disclose the percentage of your recorded revenues that have been derived from the related party lease.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 1 of the Registration Statement.

Risk Factors, page 2

5.	Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following "[w]e are dependent on the creditworthiness of our customers," "[c]ertain legal matters relating to the lease contracts," and "[w]e may become subject to general vehicle related leasing laws." Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Rather than stating that a factor could "adversely: affect" your business, results of operations or financial condition, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers.

The Company has revised its disclosure in accordance with the Staff's comment.

Risks Relating to Our Business

As there is a substantial doubt as to our ability . . . page 2

6.	Revise the subheading of this risk factor to disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern. Revise the text to state whether your cash on hand and contractually committed capital are sufficient to fund your planned operations for a period of no less than 12 months from the date of the prospectus. In a separate and prominently positioned risk factor quantify the minimum dollar amount needed to fund your anticipated operations for a minimum period of 12 months from the effective date.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 2 of the Registration Statement.

We are dependent on key personnel..., page 3

7.	Revise to quantify the minimum percentage of his working time that Mr. Keller will devote to his management role as the sole officer and director of the company.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 3 of the Registration Statement.

8.	As it does not appear that Mr. Keller has any experience or expertise in the management of a public company, add risk factor disclosure regarding the risks to your business and to potential investors from the fact that Mr. Keller will be responsible for both establishing and maintaining all disclosure controls and internal controls over financial reporting requirements for your business.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 3 of the Registration Statement.

The market for our services is highly competitive... page 3

9.	Revise to state the "limited geographic region" within which you operate and identify your major competitors in that specific region. Revise the text to clarify that all revenues to date have been from three customers, one of whom is a related party.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 3 of the Registration Statement.

We will lease to individuals and privately owned small... page 4

10.	Revise to state the make-up of your historic and current customer base.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 4 of the Registration Statement.

Risks Related to An Investment in Our Securities, page 6

11.	Since you are not registering a class of securities pursuant to Section 12(g), revise to include a risk factor that informs stockholders that you will only be subject to the periodic reporting requirements of Section 15(d) which consist of Form 10-KSB, 10-QSB and 8-K requirements. The risk factor should state clearly that unless you elect to register under the Exchange Act, to which you have not committed, you will not be required to prepare proxy statements, be subject to the going private or tender offer regulations, nor will your officers, directors and principal stockholders be subject to short swing profit reporting or profits recovery provisions. Please also revise your disclosure on page 54 to provide clear disclosure as to your reporting obligations in response to this comment.

The Company intends to file a registration statement pursuant to the Securities Exchange Act of 1934 in order to register its common stock under Section 12(g) of the Exchange Act. The Company has revised the disclosure referenced on page 54 to reflect its intentions. Since the Company has decided to register its common stock under Section 12(g), it appears the suggested risk factor would be inapplicable.

12.	Additionally, please add a separate risk factor that discusses the consequences to investors of investing in an issuer with fewer than 300 shareholders of record. Specifically, shareholders should be aware that as long as you continue to have fewer than 300 shareholders, your filing obligations may be suspended or terminated and that as a consequence, there may not be any legal requirement for the company to provide any future periodic reports, other than an annual report on Form 10-KSB for the fiscal year in which the registration statement is declared effective.

Please see our response to Comment No. 11.

If it were determined that our previous private placements of common stock... page 8

13.	The purpose of this disclosure is unclear. Have the availability of the exemptions claimed been challenged by any of the investors or any regulatory agency? What circumstances surrounding these unregistered transactions calls into question the availability of the claimed exemption from registration? Why does the paragraph address a material risk of which the investors should be aware?

The Company has removed this risk factor from the Registration Statement. There are no circumstances that the Company is aware of that call into question the availability of the exemptions claimed in the referenced private placements. Furthermore, the Company is not aware of any existing challenges to the claimed exemptions by any investor or regulatory agency.

Determination of Offering Price, page 9

14.	Given comment 1 above and that there is no established public market for your securities, revise to state the factors considered in the determination of the initial offering price. Revise the statement indicating that the shares will be sold at "privately negotiated prices" so that the statement is limited so sales following the inclusion of your common stock on the OTCBB, but not the initial sales under the registration statement.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 9 of the Registration Statement.

Selling Security Holders, page 10

15.	Revise to describe the transactions whereby the shares to be resold were issued in materially complete terms. Disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares received by them, as well as the exemptions on which you relied for each transaction and the facts that made such exemptions available. See Item 507 of Regulation S-B.

The Company has revised its disclosure in accordance with the Staff's comment to add a cross-reference to “Recent Sales of Unregistered Securities,” located on page 56 of the Registration Statement.

16.	Please revise to name the natural person or persons who exercise the sole or shared voting and dispositive powers with respect to the shares to be offered for resale by Bush Ross, P.A. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. In this regard, we note your statement that Mr. Giordano is the "control person" of this entity. If he also exercises voting and/or dispositive powers with the respect to the shares to be resold, revise to so state.

The Company has revised its disclosure in footnote four to the Table of Selling Security Holders, adding the following:

John N. Giordano has sole voting and dispositive control over the securities of Expedition Leasing, Inc. owned by Bush Ross, P.A. Mr. Giordano disclaims beneficial ownership of the securities of Expedition Leasing, Inc. owned by Bush Ross, P.A., except to the extent of his pecuniary interest therein, and the inclusion of these shares in this filing shall not be deemed an admission of beneficial ownership of all of the reported shares or for any other purpose.

17.	Please state whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. If any of them are within these categories, provide appropriate details in that respect.

Affiliates of Broker-Dealers

The following selling shareholders are affiliates of broker-dealers: (1) Robert W. Christian, Jr., (2) Joy Melton, (3) Robert W. Christian, Sr., (4) Christopher D. Phillips, (5) Jess Tucker, and (6) Bruce Jordan.

We respectfully submit that resales of the securities by the above individuals, each affiliates of broker-dealers (the “Affiliates”), are appropriately characterized as secondary sales under Rule 415(a)(1)(i) and do not constitute an indirect primary offering, as demonstrated by the following analysis of the factors set forth below:

a. How long the selling shareholders have held the securities. The Affiliates purchased securities for cash on May 31, 2005 and May 17, 2006 in connection with the Company’s Private Placements. Once the securities were issued in connection with the Private Placements, the Affiliates had no mechanism to redeem, put, or otherwise require the Company to repurchase the securities. The decision to purchase the shares was irrevocable, and each of the Affiliates have only contractual registration rights.

b. Circumstances under which the selling shareholders received the securities. The securities issued in connection with the Private Placement were purchased by the Affiliates, for cash at a fixed price. All of the Affiliates are “accredited” investors, as that term is defined under Rule 501 of Regulation D of the Securities Act of 1933. The Affiliates purchased the securities irrevocably at closing on on May 31, 2005 and May 17, 2006 at a fixed price of $0.01 and $0.25 per unit, respectively, the same amount per unit paid by other investors, and have been at market risk since those dates. Unlike an underwriter in a typical indirect primary offering, the Company has not granted to the Affiliates any protections or guarantees to guard against market fluctuations. In addition, each of the Affiliates have certified that there was no agreement or understanding, directly or indirectly, with any person to distribute the securities they acquired.

c. Selling shareholders’ relationship to the issuer. All of the Affiliates, except Jess Tucker, are affiliates of Midtown Partners & Co., LLC. The Company’s founder and majority shareholder, Edwin McGusty, is a broker with Midtown Partners & Co., LLC.

d. Amount of securities involved. The total number of shares sold by the Company in connection with the Private Placements was 5,119,800. In the Private Placements, Robert W. Christian, Jr. purchased 4,000 shares (or 0.02% of the outstanding common stock), Joy Melton purchased 8,000 shares (or 0.04% of the outstanding common stock), Robert W. Christian, Sr. purchased 4,000 shares (or 0.02% of the outstanding common stock) , Christopher D. Phillips purchased 1,000,000 shares (or 3.96% of the outstanding common stock), Jess Tucker purchased 750,000 shares (or 2.97% of the outstanding common stock), and Bruce Jordan purchased 4,000 shares (or 0.02% of the outstanding common stock) (based on 25,229,800 shares issued and outstanding as of August 23, 2006)

e. Whether the selling shareholders are in the business of underwriting securities. Each of the Affiliates have certified to the Registrant as follows: (i) the securities were purchased in the ordinary course of business; and (ii) at the time of the purchase of the securities, there was no agreement or understanding, directly or indirectly, with any person to distribute the securities.

Robert W. Christian, Jr.

Robert W. Christian, Jr., an employee of Midtown Partners & Co., LLC, has confirmed that as part of his ordinary course of business, he invests in private and public companies for the purpose holding stock for appreciation in its value. Midtown Partners & Co., LLC has previously acted as a placement agent in private transactions, but has certified to us that it has not acted as an underwriter in a primary public offering. Midtown Partners & Co., LLC did not act as a placement agent for the Company’s Private Placements.

Joy Melton

Joy Melton, an employee of Midtown Partners & Co., LLC, has confirmed that as part of her ordinary course of business, she invests in private and public companies for the purpose holding stock for appreciation in its value. Midtown Partners & Co., LLC has previously acted as a placement agent in private transactions, but has certified to us that it has not acted as an underwriter in a primary public offering. Midtown Partners & Co., LLC did not act as a placement agent for the Company’s Private Placements.

Robert W. Christian, Sr.

Robert W. Christian, Sr., an employee of Midtown Partners & Co., LLC, has confirmed that as part of his ordinary course of business, he invests in private and public companies for the purpose holding stock for appreciation in its value. Midtown Partners & Co., LLC has previously acted as a placement agent in private transactions, but has certified to us that it has not acted as an underwriter in a primary public offering. Midtown Partners & Co., LLC did not act as a placement agent for the Company’s Private Placements.

Christopher D. Phillips

Christopher D. Phillips, a part owner of Midtown Partners & Co., LLC, has confirmed that as part of his ordinary course of business, he invests in private and public companies for the purpose holding stock for appreciation in its value. Midtown Partners & Co., LLC has previously acted as a placement agent in private transactions, but has certified to us that it has not acted as an underwriter in a primary public offering. Midtown Partners & Co., LLC did not act as a placement agent for the Company’s Private Placements.

Jess Tucker

Jess Tucker, an employee of James I. Black & Co., has confirmed that as part of his ordinary course of business, he invests in private and public companies for the purpose holding stock for appreciation in its value. James I. Black & Co. has previously acted as a placement agent in private transactions, but has certified to us that it has not acted as an underwriter in a primary public offering.

Bruce Jordan

Bruce Jordan, a director and officer of Midtown Partners & Co., LLC, has confirmed that as part of his ordinary course of business, he invests in private and public companies for the purpose holding stock for appreciation in its value. Midtown Partners & Co., LLC has previously acted as a placement agent in private transactions, but has certified to us that it has not acted as an underwriter in a primary public offering. Midtown Partners & Co., LLC did not act as a placement agent for the Company’s Private Placements.

f.	Whether, under all the circumstances, it appears that the selling shareholders are acting as a conduit for the Registrant.

The Private Placements were negotiated at arm’s length terms with all of the investors, including the Affiliates. Other than their beneficial ownership of less than 4.99% of the Company’s securities, none of the Affiliates had any direct, prior relationship with the Company. Each of the Affiliates purchased the securities in the ordinary course of business, and, at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Based on the foregoing, we respectfully submit that the resale of securities by the Affiliates is not an indirect primary offering. Please note that the Company has added a footnote, number six, to its Table of Selling Security Holders, disclosing that

Robert W. Christian, Jr., Joy Melton, Robert W. Christian, Sr., Christopher D. Phillips, and Bruce Jordan are affiliates of Midtown Partners & Co., LLC, a licensed broker-dealer. Jess Tucker is an affiliate of James I. Black & Co, , a licensed broker-dealer. Each of these individuals has certified to the Company that: (i) the above securities were purchased in the ordinary course of business and (ii) at the time of the purchase of the securities, there was no agreement or understanding, directly or indirectly, with any person to distribute the securities.

Please see page 11 of the Registration Statement.

Plan of Distribution

18.	Please eliminate the phrase "To our knowledge" from the second sentence on page 12, as well as the word "known" from the related heading. The information in this section should be materially complete. That information should be complete on the effective date and updated as necessary during the offering period.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 12 of the Registration Statement.

Sales Pursuant to Rule 144, page 13

19.	Revise to state the number of the shares outstanding that are eligible for sale under Rule 144 as of the most recent practicable date.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 13 of the Registration Statement.

Regulation M, page 13

20.	We note your disclosure that the anti-manipulation rules of Regulation M may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Please revise your disclosure to state clearly that the selling shareholders will be subject to the Exchange Act rules, including Regulation M.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 13 of the Registration Statement.

Directors, Executive Officers, Promoters and Control Persons, page 15

21.	Revise to provide disclosure regarding Mr. Keller's business experience for the past five years pursuant to Item 401(a)(4) of Regulation S-B. Your disclosure should provide information about a complete, continuous five-year period, not portions of that period.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 15 of the Registration Statement.

Description of Securities, page 16

22.	We note your statement that the description of your capital stock is a summary and qualified in its entirety by the provisions of your Article of Incorporation and Bylaws. However, this qualification is not appropriate since investors are entitled to rely upon the disclosure provided in the prospectus.

Please revise so that it is clear that the description of the securities in the prospectus is materially complete.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 16 of the Registration Statement.

Description of Business, page 12

23.	We note your disclosure that you are dedicated to purchasing motor-vehicles and equipment, leasing them to consumers, servicing the lease contracts, and remarketing the vehicles and equipment upon termination of the lease. Revise to state the number and type of lease motor-vehicles and/or equipment you currently own and is subject to lease contracts. State the type of leases you currently have outstanding. Revise to state how you intend to acquire the vehicles and equipment you intend to lease. In what manner do you currently locate and evaluate consumers to whom you lease your vehicles/equipment? What type of "vast contacts" do you have in the Tampa community and how do you intend to finance the marketing campaigns referenced on the top of page 20?

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 19 of the Registration Statement.

Strategic Alliances, page 20

24.	Revise to disclose any current strategic alliances you have with credit companies, banks, financial institutions, or internet portals. If there are no material agreements of these types, why is a caption of this nature appropriate?

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 20 of the Registration Statement. This caption has been altered to disclose the need for strategic alliances such that the Company believes the caption to be appropriate.

Competition, page 20

25.	Revise to state the competitive environment you face within the geographic region in which you operate (i.e., Tampa, Florida).

The Company has revised its disclosure in accordance with the Staff's comment. Please see pages 20 and 21 of the Registration Statement.

Major Customers, page 21

26.	We note from the footnotes to your financial statements that you have a lease with a related party. Revise your disclosure to name the related party and identify the percentage of revenues attributable to that party for all periods discussed. Discuss the percentage of both historical and contractually committed stream of total revenues that is attributable to the contract with the related party lessee.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 21 of the Registration Statement.

Management’s Discussion and Analysis or Plan of Operation, page 21

27.	Since you have had revenues in each of the last two fiscal years, you should provide all disclosure required by Item 303(b) of Regulation S-B. Please significantly revise this section of your prospectus to provide the required disclosures. For example, you should disclose the material aspects of your leasing arrangements and the known future trends relating to the costs and revenues associated with your outstanding lease agreements. For example, provide a readily understandable description of the "accelerated method of depreciation" that is referenced in 1(h) to your audited financial statements, and explain its effects and the differences between historical expenses and known future ones. How do known "future minimum revenues" as described in your financial statements vary from the historical results? You should provide separate disclosure regarding your results of operations of full fiscal years separate from your disclosure regarding interim periods.

The Company has included disclosure on material aspects of its lease leasing arrangements and future minimum revenues. Please see page 21 of the Registration Statement.

For tax purposes the Company employs an accelerated method of depreciation for its lease assets, whereby the modified accelerated cost recovery system (“MACRS”) is used, per IRS guidelines. This accelerated method of depreciation allows for greater tax deductions to be realized earlier in the life of an asset. The Company has not revised Management's Discussion and Analysis of Financial Condition and Results of Operations to add the foregoing information because, given that the Company has no current income tax liability, management feels this information is not necessary to an understanding and evaluation of the Company.

28.	Also expand to discuss the underlying business events that led to the substantial variance between your estimates for depreciation and salvage value and your actual experiences with respect to leased equipment. Provide a meaningful and concrete explanation of the events that led to the impairment charge in the most recent year.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 21 of the Registration Statement.

29.	Furthermore, you should revise this section to provide a meaningful discussion of your liquidity and capital resources. Disclose the current rate at which you are using capital in operations and indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. To the extent you do not have sufficient capital to fund your current operations and plans for expansion of operations for the twelve-month period, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Describe how you plan to obtain any such funds and also describe the effects on your business activities in the event you are not able to raise capital that must be obtained to fund any portion of twelve months of operations from the effective date.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 22 of the Registration Statement.

30.	Additionally, the payment obligation under the $100,000 balloon note should be discussed in this section. The potential impact of the maturity date of this obligation on the company's resources, liquidity position and results of operations should be addressed.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 22 of the Registration Statement.

Certain Relationships and Related Transactions, page 24

31.	Revise to include disclosure regarding your employment arrangement and the shares that have been issued to Mr. Keller.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 24 of the Registration Statement.

Executive Compensation

Summary Compensation Table, page 26

32.	You state that Mr. Keller is compensated $450/month for his services as your sole executive officer. All executive compensation arrangements, written or oral, must be filed as exhibits to the registration statement. If your arrangement with Mr. Keller has not already been memorialized, please summarize the material terms of this arrangement and file it as an exhibit with your next amendment.

Mr. Keller is employed as the Company’s President, Secretary and Treasurer. He is compensated $450 per month for his services to the Company in these capacities. In addition, the Company agreed to issue shares of its common stock, in an amount to be determined, beginning on August 31, 2004. A copy of the Letter Agreement sent by the Company to Mr. Keller is attached to this Registration Statement as Exhibit 10.05.

33.	Tell us why the 20 million shares issued to Mr. McGusty are not included in this table. It appears they may have been issued for services rendered as an executive. In this regard the reference to "management services associated with our organization" fails to identify the services provided in reasonable detail.

Mr. McGusty founded the company with an initial $200 deposit in exchange for 20,000,000 shares of common stock at $.00001 per share. There have been no stock awards to Mr. McGusty.

34.	We note your inclusion of shares issued to Messrs. Keller and McGusty in the restricted stock awards column of this table. Please tell if these shares are "restricted" within the meaning of meaning of Section 83(b) of the Internal Revenue Code, which are shares that are subject to a substantial risk of forfeiture other than a condition based upon the lapse of time. If these shares are not Section 83(b) restricted securities, they should not be reported in this column. Instead, you should present in the dollar value of the share grant in the salary or bonus column, with a related footnote to identify that the share grant accounts for the applicable portion of the dollar amount in the compensation table. If the shares are "restricted" within the meaning of Section 83(b), you should provide the information specified in Instruction 2a-c to Item 402(b)(2)(iv) of Regulation S-B.

The shares issued to Mr. Keller in the restricted stock awards column of this table are not "restricted" within the meaning of meaning of Section 83(b) of the Internal Revenue Code. The Company has included the value of the shares in the Summary Compensation Table with a related footnote to identify that the share grant accounts for the applicable portion of the dollar amount in the compensation table. Please see page 26 of the Registration Statement.

Financial Statements

Consolidated Statements of Operations, page 30

35.	We note that you have presented net loss per share on the basis of hundredths of a cent. Revise to present net loss per share rounded to the nearest whole cent only.

The Company has revised its disclosure in accordance with the Staff's comment.

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

(g) Lease Receivable, page 35

36.	We note your disclosure of a lease receivable for a direct-financing lease of $50,440 as of December 31, 2005. Separately, we note from disclosure on page 21 that you market your services to high-risk borrowers who have had prior credit problems. Tell us and disclose your accounting policies with respect to uncollectible lease payments receivable. Tell us where the accumulated allowance for uncollectible lease payments receivable is disclosed. Refer to paragraph 23(a)(1)(a)(ii) of SFAS No. 13.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 21 of the Registration Statement, which now includes the following disclosure:

The Company currently has no accumulated allowance for uncollectible lease payments receivable. The Company reviews current contracts and the payment status of the same at each period end. The Company does not currently expect collection problems, and there is no history of such problems to make any assumptions about collection at this time.

Note 6. Future Minimum Revenues

(a) Rent Revenue - Operating Leases, page 41

37.	We note from disclosure on page 35 that your lease terms are generally five years. Tell us where you have disclosed the minimum future rentals in aggregate and for each of the succeeding five years. Refer to paragraph 16b of SFAS 13.

The Company is unaware of any disclosure it has made regarding a lease term of five years. Historically we have had only 12 month and 24 month lease terms. The existing leases expire in the current year, so the aggregate future minimum revenues referenced on page 35 and page 53 are also the future minimum revenues for the remainder of 2006.

Where You Can Find More Information, page 54

38.	Please note that our address has changed, The Public Reference Room is now located at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 54 of the Registration Statement.

Part II

Recent Sales of Unregistered Securities, page 56;

39.	Revise to state the value of the consideration received for the securities issued to Messrs. McGusty and Keller and to Bush Ross, P.A. See Item 701(c) of Regulation S-B. Also, with respect to the share issuances described under the headings: 2006 and 2005 Common Stock Offering(s), either state the number of the "several" investors, or identify those investors.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 56 of the Registration Statement.

Undertakings, page 58

40.	Rule 415 and the associated undertaking of Item 512(g) of Regulation S-B were recently amended. Revise to include all undertakings required by Item 512(g) of Regulation S-B, as currently in effect.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 58 of the Registration Statement.

Exhibits

41.	Pursuant to Item 601(b)(10)(i)(A) of Regulation S-B, please file a copy of your lease with a related party as an exhibit to the registration statement.

A copy of the lease with a related party is attached to this Registration Statement as Exhibit 10.03 and the extension to the same is attached as Exhibit 10.04.

Signatures, page 59

42.	Please note that Form Sb-2 requires the person(s) acting in the capacity of principal executive, principal financial and principal accounting officer to sign the registration statement. Please revise to indicate, if true, that Mr. Keller is signing in all three capacities.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 59 of the Registration Statement.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 833-7525 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Jerry Keller
Jerry Keller
President and Chief Executive Officer

cc:	Joseph A. Probasco, Esq.

Bush Ross, P.A.

Pender Newkirk & Company LLP